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                                    EXHIBIT 1

                        Royal Group Technologies Limited
                           Press Release July 7th 2004


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                                  FORM 51-102F3
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                             MATERIAL CHANGE REPORT


ITEM 1  NAME AND ADDRESS OF COMPANY

Royal Group Technologies Limited (the "Company")
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 827


ITEM 2  DATE OF MATERIAL CHANGE

July 7, 2004


ITEM 3  NEWS RELEASE

A press release was issued on July 7, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.


ITEM 4  SUMMARY OF MATERIAL CHANGE

On July 6, 2004, Dominion Bond Ratings Services ("DBRS") issued a press release stating that it had lowered the rating on the Company's Medium-Term Notes by one notch to "BBB". At the same time, the trend was changed to Stable, from Negative. Concerns cited surround the decline in profitability in recent years.

The lowering of the rating by DBRS will not have any impact on the Company's interest expense beyond that caused by the rating action of Standard & Poor's Ratings Service on June 29, 2004 (see the Company's Material Change Report dated July 6, 2004), nor will it trigger any changes in the Company's outstanding debts.


ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached hereto as Schedule "A".


ITEM 6  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.


ITEM 7  OMITTED INFORMATION

Not applicable.


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ITEM 8  EXECUTIVE OFFICER

For further information, please contact:


Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702


ITEM 9  DATE OF REPORT

July 19, 2004




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                                  SCHEDULE "A"


NEWS RELEASE TRANSMITTED BY CCNMatthews
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[ROYAL GROUP TECHNOLOGIES LIMITED LOGO]



FOR: ROYAL GROUP TECHNOLOGIES LIMITED

TSX, NYSE SYMBOL: RYG

JULY 7, 2004 -- 13:17 ET


ROYAL GROUP TECHNOLOGIES LIMITED RESPONDS TO DBRS' RATING ACTION

TORONTO, ONTARIO -- (CCNMatthews - Jul 7, 2004) -- Yesterday, Dominion Bond Ratings Services ("DBRS") issued a press release stating that it had lowered the rating on Royal Group Technology Limited's (RYG:TSX, NYSE) Medium-Term Notes by one notch to "BBB". At the same time, the trend was changed to Stable, from Negative. Concerns cited surround the decline in profitability in recent years.

As stated in its response to the rating action by Standard & Poor's Ratings Service ("S&P") last week, Royal Group recognizes that it is facing a challenging environment and that its progress with turn-around initiatives has been slowed during the past few quarters by continuing high raw material costs, a stronger Canadian dollar and excess capacity. However, Royal continues to make progress with the implementation of its turn-around strategies, and its focus on further increasing profitability and free cash flow.

DBRS noted in their press release that Royal Group's BBB rating and stable trend is supported by a "reasonable financial risk profile, as free cash flow generation has benefited from sharply reduced capital spending and working capital restraint in recent years." Royal remains committed to these strategies.

The lowering of the rating by DBRS will not have any impact on the Company's interest expense beyond that caused by the rating action of S&P last week, nor will it trigger any changes in the Company's outstanding debts.

Royal Group is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a


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number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes, and similar matters; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates.

In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of July 7, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.


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FOR FURTHER INFORMATION PLEASE CONTACT:

Royal Group Technologies Limited
Ron Goegan
Senior Vice President and Chief Financial Officer
(905) 264-0701
(905) 264-0702 (FAX)

or

Royal Group Technologies Limited
Mark Badger
Vice President of Marketing and Corporate Communications
(905) 264-0701
(905) 264-0702 (FAX)